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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION


                             Washington, D.C. 20549


                                  SCHEDULE 13G


                    Under the Securities Exchange Act of 1934
                                (Amendment No.      )*
                                              ------


                      WILLIAMS SCOTSMAN INTERNATIONAL, INC.
                                (Name of Issuer)


                     COMMON STOCK, PAR VALUE $0.01 PER SHARE
                         (Title of Class of Securities)


                                    96950G102
                                 (CUSIP Number)


                                DECEMBER 31, 2005
             (Date of Event Which Requires Filing of this Statement)


Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

           [_]    Rule 13d-1(b)
           [_]    Rule 13d-1(c)
           [X]    Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

   The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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
CUSIP NO. 96950G102                 Schedule 13G                  Page 2 of 10


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1.       Names of Reporting Persons.
         I.R.S. Identification Nos. of above persons (entities only).

         Scotsman Partners, L.P.
--------------------------------------------------------------------------------

2.       Check the Appropriate Box if a Member of a Group

         (a) [_]
         (b) [X]
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3.       S.E.C. Use Only
--------------------------------------------------------------------------------

4.       Citizenship or Place of Organization           Texas
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Number of Shares           (5)   Sole Voting Power                 9,726,027
Beneficially Owned         (6)   Shared Voting Power               0
by Each Reporting          (7)   Sole Dispositive Power            9,726,027
Person With:               (8)   Shared Dispositive Power          0
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9.       Aggregate Amount Beneficially Owned by Each Reporting Person

                  9,726,027
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10.      Check if the Aggregate Amount in Row (9) Excludes Certain
         Shares (See Instructions)
                                                                   [_]
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11.      Percent of Class Represented by Amount in Row (9)         24.86%
--------------------------------------------------------------------------------

12.      Type of Reporting Person (See Instructions)               PN
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
CUSIP NO. 96950G102                 Schedule 13G                  Page 3 of 10


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1.       Names of Reporting Persons.
         I.R.S. Identification Nos. of above persons (entities only).

         Group 31, Inc.
--------------------------------------------------------------------------------

2.       Check the Appropriate Box if a Member of a Group

         (a) [_]
         (b) [X]
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3.       S.E.C. Use Only
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4.       Citizenship or Place of Organization           Texas
--------------------------------------------------------------------------------

Number of Shares           (5)   Sole Voting Power                 9,726,027
Beneficially Owned         (6)   Shared Voting Power               0
by Each Reporting          (7)   Sole Dispositive Power            9,726,027
Person With:               (8)   Shared Dispositive Power          0
--------------------------------------------------------------------------------

9.       Aggregate Amount Beneficially Owned by Each Reporting Person

                  9,726,027
--------------------------------------------------------------------------------

10.      Check if the Aggregate Amount in Row (9) Excludes Certain
         Shares (See Instructions)
                                                                   [_]
--------------------------------------------------------------------------------

11.      Percent of Class Represented by Amount in Row (9)         24.86%
--------------------------------------------------------------------------------

12.      Type of Reporting Person (See Instructions)               CO
--------------------------------------------------------------------------------

CUSIP NO. 96950G102                 Schedule 13G                  Page 4 of 10


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1.       Names of Reporting Persons.
         I.R.S. Identification Nos. of above persons (entities only).

         J. Taylor Crandall
--------------------------------------------------------------------------------

2.       Check the Appropriate Box if a Member of a Group

         (a) [_]
         (b) [X]
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3.       S.E.C. Use Only
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4.       Citizenship or Place of Organization        United States of America
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Number of Shares           (5)   Sole Voting Power                 9,726,027
Beneficially Owned         (6)   Shared Voting Power               0
by Each Reporting          (7)   Sole Dispositive Power            9,726,027
Person With:               (8)   Shared Dispositive Power          0
--------------------------------------------------------------------------------

9.       Aggregate Amount Beneficially Owned by Each Reporting Person

                 9,726,027
--------------------------------------------------------------------------------

10.      Check if the Aggregate Amount in Row (9) Excludes Certain
         Shares (See Instructions)
                                                                   [_]
--------------------------------------------------------------------------------

11.      Percent of Class Represented by Amount in Row (9)         24.86%
--------------------------------------------------------------------------------

12.      Type of Reporting Person (See Instructions)               IN
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
CUSIP NO. 96950G102                 Schedule 13G                  Page 5 of 10


ITEM 1.

         (a)      Name of Issuer

                  Williams Scotsman International, Inc.

         (b)      Address of Issuer's Principal Executive Offices

                  8211 Town Center Drive
                  Baltimore, Maryland 21236
ITEM 2.

         (a)      Names of Persons Filing
                  Scotsman Partners, L.P.
                  Group 31, Inc.
                  J. Taylor Crandall

                  The Reporting Persons are making this single, joint filing because they may be deemed to constitute a "group" within the meaning of Section 13(d)(3) of the Act, although neither the fact of this filing nor anything contained herein shall be deemed to be an admission by the Reporting Persons that such a group exists.

         (b)      Address of Principal Business Office or, if none, Residence

         The address of the principal business office of Scotsman Partners, L.P., Group 31, Inc. and J. Taylor Crandall is:

                  201 Main Street
                  Fort Worth, TX  76102

         (c)      Citizenship

         See Row 4 of each cover page.

         (d)      Title of Class of Securities

         Common Stock, par value $0.01 per share.

         (e)      CUSIP Number

         96950G102

ITEM 3. This statement is not filed pursuant to either Rule 13d-1(b) or 13d-2(b) or (c).

CUSIP NO. 96950G102                 Schedule 13G                  Page 6 of 10


ITEM 4.  OWNERSHIP.

         (a)   Amount beneficially owned:

               Scotsman Partners, L.P. ("Scotsman Partners"), a Texas limited partnership, is the record holder of 9,726,027 shares of the identified class of securities. As the general partner of Scotsman Partners, Group 31, Inc., a Texas corporation ("Group 31"), may be deemed to be a beneficial owner of 9,726,027 shares of the identified class of securities. As the sole stockholder of Group 31, J. Taylor Crandall, may be deemed to be a beneficial owner of 9,726,027 shares of the identified securities.

         (b)   Percent of class:

               See Row 11 of each cover page.

         (c)   Number of shares as to which such person has:

               (i)   Sole power to vote or direct the vote:

                        See Row 5 of each cover page.

               (ii)  Shared power to vote or direct the vote:

                        See Row 6 of each cover page.

               (iii) Sole power to dispose or to direct the disposition
                     of:

                        See Row 7 of each cover page.

               (iv) Shared power to dispose or to direct the disposition of:

                        See Row 8 of each cover page.

ITEM 5.  OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS

         Not applicable.

ITEM 6.  OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON

         Not applicable.

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY

         Not applicable.

CUSIP NO. 96950G102                 Schedule 13G                  Page 7 of 10


ITEM 8.  IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP

         Not applicable.

ITEM 9.  NOTICE OF DISSOLUTION OF GROUP

         Not applicable.

ITEM 10. CERTIFICATION

         Not applicable.


                  [REMAINDER OF PAGE INTENTIONALLY LEFT BLANK]

CUSIP NO. 96950G102                 Schedule 13G                  Page 8 of 10


                                   SIGNATURES

                  After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated as of February 14, 2006


                                    SCOTSMAN PARTNERS, L.P.

                                    By:  GROUP 31, INC.,
                                         its General Partner

                                         By:   /s/ Kevin G. Levy
                                               -------------------------------
                                               Name:   Kevin G. Levy
                                               Title:  Vice President


                                    GROUP 31, INC.


                                    By: /s/ Kevin G. Levy
                                        --------------------------------------
                                        Name:    Kevin G. Levy
                                        Title:   Vice President


                                    J. TAYLOR CRANDALL


                                    By: /s/ Kevin G. Levy
                                        --------------------------------------
                                        Kevin G. Levy, Attorney-in-Fact(1)



--------
(1) A Power of Attorney authorizing Kevin G. Levy to act on behalf of J. Taylor Crandall previously has been filed with the Securities and Exchange Commission.

CUSIP NO. 96950G102                 Schedule 13G                  Page 9 of 10



                                  EXHIBIT INDEX
                                  -------------

Exhibit 1. Joint Filing Agreement as required by Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended.